SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 11-K

(Mark One)
     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
           For the fiscal year ended December 31, 1996


                               OR


     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from ________ to ______.


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

        Employees' Stock Purchase Plan of LOGICON, INC.

                 Commission File Number 1-7777

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         LOGICON, INC.
                       3701 Skypark Drive
                      Torrance, CA  90505

                 INDEX TO FINANCIAL STATEMENTS

                                                           PAGE

Report of Independent Accountants                                2

Financial Statements of the Employees' Stock Purchase Plan of
Logicon, Inc.:

     Statement of Financial Condition at December 31, 1996 and
     1995                                                        3

     Statement of Income and changes in Plan Equity for the years
     ended December 31, 1996, 1995 and 1994                      4

     Notes to Financial Statements                               5

Signatures                                                       7

Consent of Independent Accountants to Incorporation by Reference
of Report in Continuous Offering on Form S-8                     8



Note: Certain schedules have been omitted because they are not applicable or the required information is presented in the financial statements.

               REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the
Administrative Committee of the
Employees's Stock Purchase Plan
of Logicon, Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of the Employees' Stock Purchase Plan of Logicon, Inc. at December 31, 1996 and 1995, and the income and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP
Costa Mesa, California
March 21, 1997

        EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.
                STATEMENT OF FINANCIAL CONDITION




                                                      December 31,

                                                    1996         1995

Assets held by Sanwa Bank California as trustee and custodian:

  Common stock of Logicon, Inc. ($.10 par value,
  at market value -   492,264  and 471,606 shares;
  cost $9,920,315 and $6,841,508)              $17,967,636     $12,969,165

  Cash and short-term investments                  113,614          81,762

  Due from Logicon, Inc. (including
  participants' contributions)                     961,889         655,991
                                                ___________     ___________
                                                19,043,139      13,706,918

Dividends and interest payable to participants     (67,963)        (51,567)

Participant withdrawals payable                   (185,958)       (243,688)
                                               ___________     ___________
Plan equity (1,837 and 1,484 participants)     $18,789,218     $13,411,663
(Note 4)                                       ===========     ===========



See Notes to Financial Statements.

        EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY


                                           For the Year Ended
                                              December 31,
                                     1996            1995         1994

Contributions by participants   $ 4,435,325      $3,105,360   $1,975,903

Contributions by Logicon, Inc, net
of participant forfeitures of
$426,656, $214,435 and $198,767   1,758,352       1,313,259       767,252

Dividend income                      96,550          72,673        63,211

Interest income                      10,062           9,070         5,303

Net realized and unrealized
appreciation in market value of
Logicon, Inc. common stock         3,643,534      4,865,157       224,157
                                   _________      _________      _________
                                   9,943,823      9,365,519     3,035,826

Participant withdrawals           (1,476,012)      (727,180)     (639,872)

Distributions to participants     (3,022,388)    (2,579,195)    (2,568,240)

Distribution of dividends and
interest                             (67,868)       (51,567)       (45,467)
                                   ___________    ___________    ___________
Increase (decrease)in net assets
for the period                     5,377,555      6,007,577       (217,753)

Plan equity (Note 4):
 Beginning of period              13,411,663      7,404,086      7,621,839
                                  __________    ___________     ___________
 End of period                   $18,789,218    $13,411,663     $7,404,086
                                =============   ===========     ===========


See Notes to Financial Statements.

        EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

                 NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The Employees' Stock Purchase Plan of Logicon, Inc. (the Plan) provides the employees of Logicon, Inc .and certain of its subsidiaries (the Company) the opportunity to acquire shares of the Company's common stock. Participants may contribute up to 6% of their base compensation to the Plan through regular after tax payroll deductions. The Company makes contributions to the Plan equal to 50% of the amounts contributed by participants, less participant forfeitures of non-vested amounts. As provided in the Trust agreement, all participant and Company contributions are invested by Sanwa Bank California (the Trustee) in shares of Logicon, Inc. common stock. Shares of the Company's common stock are purchased at fair market value on the open market, from the Company or from the Company's employees. All administrative and other expenses of the Plan are paid by the Company. Dividend and interest income is distributed ratably to the participants and to the Company each year based upon participants' vested and nonvested account balances.

Participants' interests in the Plan are accumulated in units which, at the time of distribution or withdrawal, are converted into whole shares of the Company's common stock and into cash for fractional shares. This conversion is based upon each participant's proportionate interest in the Plan as measured in units, multiplied by the total number of shares of the Company's common stock held by the Plan. Participant contributions are fully vested at all times. Company contributions vest two years after the close of the plan year in which the contributions were made, or at the time of the participant's total disability, death or retirement. Should the Company permanently discontinue its contributions or terminate the Plan, all participants will become fully vested in their share of Company contributions.

The Plan provides for the purchase of a maximum of 8,008,200 shares of the Company's common stock unless the Plan is amended. At December 31, 1996, 324,920 additional shares may be purchased by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared on the accrual basis of accounting. The investment in Logicon, Inc. common stock is stated at its closing market price on the date of valuation.

NOTE 3 - INCOME TAXES:

The Plan is established under current tax law as a grantor trust and is therefore not subject to taxes on its income. For tax purposes, the Company is considered to be the owner of the portion of the Plan equity attributable to non-vested Company contributions. Company contributions, and earnings thereon, become taxable to participants as compensation upon vesting and distribution. Participants are responsible for individual income taxes on dividend and interest distributions from the Plan.


NOTE 4 - DETAIL OF PLAN EQUITY:

                                                    December 31,
                                         1996           1995           1994
Plan equity is comprised of the following:

     Class year ended
     December 31, 1992                                           $2,510,631*

     Class year ended
     December 31, 1993                            $3,272,730*     1,982,874

     Class year ended
     December 31, 1994              $5,567,245*    4,709,524      2,910,581

     Class year ended
     December 31, 1995               6,204,200     5,429,409

     Class year ended
     December 31, 1996               7,017,773

                                   __________     __________     __________

                                   $18,789,218   $13,411,663     $7,404,086
                                   ===========   ===========     ==========

At December 31, 1996, the number of units attributable to the Classes of 1996, 1995 and 1994 were 333,431, 294,774 and 264,550 respectively, and Plan equity per unit was approximately $21.05.

* Subsequent to the applicable plan year end, the appropriate Class year was distributed to participants.

NOTE 5 - TWO-FOR-ONE STOCK SPLIT

On August 7, 1995, the Company declared a two-for-one split of the Company's common stock providing one additional share for each share outstanding to shareholders of record on August 23, 1995. New shares were issued on September 13, 1995. The two-for-one stock split has been retroactively reflected in the Plan's financial statements.




                           SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   EMPLOYEES' STOCK PURCHASE PLAN OF
                                   LOGICON, INC.


                                   By

                                   RALPH L. WEBSTER


                                   Ralph L. Webster, Member of the
                                   Employees' Stock Purchase Plan
                                   Administrative Committee


Date:  March 27, 1997

               CONSENT OF INDEPENDENT ACCOUNTANTS
            TO INCORPORATION BY REFERENCE OF REPORT
               IN CONTINUOUS OFFERING ON FORM S-8


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-82907) of the Employees' Stock Purchase Plan of Logicon, Inc. of our report dated March 21, 1997 appearing on page 2 of this Form 11-K.




PRICE WATERHOUSE LLP
Costa Mesa, California
March 26, 1997